UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

                                                         Moscow CableCom Corp.
(Name of Issuer)

                                         Common Stock, par value $0.01 per share
(Title of Class of Securities)

                                                                  033 501 107
(CUSIP Number)

Kathryn Beller, Esq.
Steefel, Levitt & Weiss,
A Professional Corporation
80 Broad Street, 5th Floor
New York, NY  10004-2257
                                                                 (212) 837-7990
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                                               February 24, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 033 501 107

1.         Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).

            Moskovskaya Telecommunikatsionnaya Corporatsiya

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)        [  ]

            (b)        [ X ]

            3.         SEC Use Only

            4.         Source of Funds (See Instructions):  OO

            5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [     ]

            6.         Citizenship or Place of Organization:  Russian Federation

Number of	7. Sole Voting Power: 0
Shares Bene-	8. Shared Voting Power: 4,515,587
ficially by	9. Sole Dispositive Power: 4,000,000
Owned by	10. Shared Dispositive Power: 0
Each Reporting
Person With

            11.       Aggregate Amount Beneficially Owned by Each Reporting Person:  4,515,587

            12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions:  [    ]

            13.       Percent of Class Represented by Amount in Row (11):  53.6

            14.       Type of Reporting Person (See Instructions):  OO

* * * * *

CUSIP No. 033 501 107

1.         Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Yuri Pripachkin

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)        [  ]

            (b)        [ X ]

            3.         SEC Use Only

            4.         Source of Funds (See Instructions):  OO

            5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [      ]

            6.         Citizenship or Place of Organization:  Russian Federation

Number of	7. Sole Voting Power: 0
Shares Bene-	8. Shared Voting Power: 4,515,587
ficially by	9. Sole Dispositive Power: 4,000,000
Owned by	10. Shared Dispositive Power: 0
Each Reporting
Person With

            11.       Aggregate Amount Beneficially Owned by Each Reporting Person:  4,515,587

            12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions:  [  ]

            13.       Percent of Class Represented by Amount in Row (11):  53.6

            14.       Type of Reporting Person (See Instructions):  HC

* * * * *

Item 1.            Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Moscow CableCom Corp., a Delaware corporation formerly known as Andersen Group, Inc.  The principal executive offices of the issuer are located at 405 Park Avenue, Suite 1202, New York, New York 10022.

Item 2.            Identity and Background

The names of the persons filing this statement are Moskovskaya Telecommunikatsionnaya Corporatsiya ("COMCOR") and Yuri Pripachkin.

COMCOR is organized as an open joint stock company under the laws of the Russian Federation.  It is not a corporation.  Its principal business is the operation of a fiber optics telecommunications system.  Its principal office is located at Neglinnaya, 17/2, Moscow 127051, Russia.  During the last five years, COMCOR has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, COMCOR has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding COMCOR was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Pripachkin is the chairman of the board of directors of COMCOR and is employed by COMCOR at its principal office at Neglinnaya, 17/2, Moscow 127051, Russia.  Through indirect ownership of equity interests in COMCOR, Mr. Pripachkin may be deemed to control COMCOR.  Mr. Pripachkin's business address is Neglinnaya, 17/2, Moscow 127051, Russia.  Mr. Pripachkin is a citizen of the Russian Federation.  During the last five years, Mr. Pripachkin has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Pripachkin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration

COMCOR acquired the Common Stock in exchange for all of its interest in ZAO COMCOR TV, a closed joint stock company organized under the laws of the Russian Federation, pursuant to a Stock Subscription Agreement dated May 23, 2003 between the issuer and COMCOR (the "Stock Subscription Agreement").  The Stock Subscription Agreement was amended by a letter agreement dated February 23, 2004 (the "Letter Agreement").  Copies of the Stock Subsciption Agreement (with exhibits omitted) and the Letter Agreement are attached as Exhibit A and Exhibit B to this statement, and the complete terms thereof are incorporated by reference herein.

Item 4.            Purpose of Transaction

COMCOR acquired the Common Stock pursuant to the Stock Subsciption Agreement and the Letter Agreement in exchange for all of its interest in ZAO COMCOR TV.  COMCOR believes that ZAO COMCOR TV will benefit from direct management by the issuer and that the interests of COMCOR will be served by ownership of capital stock in the issuer rather than a direct interest in ZAO COMCOR TV.

Except as described in Item 6 below, as of the date of this filing, neither COMCOR nor Mr. Pripachkin has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any change in the present capitalization or dividend policy of the issuer, (f) any other material change in the issuer's business or corporate structure, (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above.

Item 5.            Interest in Securities of the Issuer

(a)                    As of the date hereof, COMCOR beneficially owns 4,515,587 shares of Common Stock, or approximately 53.6% of the outstanding shares of Common Stock.

As of the date hereof, Mr. Pripachkin may be deemed to own beneficially the 4,000,000 shares of Common Stock held by COMCOR and the additional 515,587 shares as to which COMCOR possesses shared voting power if he is deemed to control COMCOR.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he beneficially owns the 4,000,000 shares of Common Stock held by COMCOR or the 515,587 shares as to which COMCOR possesses shared voting power.

(b)                    As of the date hereof, as to all matters other than the election of directors and certain fundamental corporate changes, COMCOR has the sole power to vote, or to direct the vote of, 4,000,000 shares of Common Stock.  As of the date hereof, as to the election of directors and certain fundamental corporate changes, COMCOR shares the power to vote, or to direct the vote of, 4,515,587 shares of Common Stock.  As of the date hereof, COMCOR has the sole power to dispose or direct the disposition of 4,000,000 shares of Common Stock.  As of the date hereof, COMCOR has no shared power to dispose or direct the disposition of any shares of Common Stock.

As of the date hereof, Mr. Pripachkin may be deemed to exercise the sole or shared voting powers and the dispositive powers of COMCOR with respect to Common Stock to which this statement relates if he is deemed to control COMCOR.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he exercises such powers.

(c)                    Other than the consummation of the Stock Subscription Agreement, neither COMCOR nor Mr. Pripachkin has been involved in any transactions in the Common Stock during the past sixty days.

(d)                    No person other than COMCOR or, if he is deemed to control COMCOR, Mr. Pripachkin has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,000,000 shares of Common Stock acquired by COMCOR pursuant to the Stock Subscription Agreement.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he possesses such right or power.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Letter Agreement, COMCOR expects in the near future to acquire an additional 220,879 shares of newly issued Common Stock as payment for approximately US$1.38 million in liabilities owed by ZAO COMCOR TV to COMCOR.  Upon the issuance of these shares, COMCOR will beneficially own 4,736,484 shares of Common Stock, or approximately 54.7% of the outstanding shares of Common Stock.  When issued, Mr. Pripachkin may be deemed to own beneficially these 220,879 shares of Common Stock if he is deemed to control COMCOR.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he will beneficially own these 220,897 shares of Common Stock.  COMCOR has also agreed pursuant to the Letter Agreement to purchase and sell certain securities of an affiliate of ZAO COMCOR TV.

The issuer, COMCOR, Francis E. Baker and Oliver R. Grace, Jr. have entered into a Voting Agreement dated as of February 23, 2004 (the "Voting Agreement"), a copy of which is attached as Exhibit C and the complete terms of which are incorporated by reference herein.  The Voting Agreement requires COMCOR and Messrs. Baker and Grace to vote the shares of Common Stock held by them (a) to cause the board of directors to have seven members, (b) for three nominees for director identified by COMCOR, (c) for four nominees for director identified by Messrs. Baker and Grace and (d) as the parties mutually agree with respect to certain fundamental corporate changes.  To the best of the knowledge of COMCOR and Mr. Pripachkin, as of the date of this filing, there are six persons serving on the board of directors of the issuer and there is one vacancy on the board.  The Voting Agreement will terminate on the earliest to occur of (i) the mutual agreement of the parties, (ii) COMCOR's ownership of Common Stock falling below five percent of the outstanding shares, (iii) Messrs. Baker and Grace's joint voting control of the Common Stock falling below five percent, (iv) the execution of a new voting agreement in connection with the issuance of significant equity interests to third parties and (v) December 31, 2006.

The issuer and COMCOR have entered into a Registration Rights Agreement dated as of February 23, 2004 (the "Registration Rights Agreement"), a copy of which is attached is attached as Exhibit D and the complete terms of which are incorporated by reference herein.  Pursuant to the Registration Rights Agreement, the issuer may be required under certain circumstances to register under the Securities Act of 1933 future resales of Common Stock held by COMCOR.

Item 7.            Material to be Filed as Exhibits

The Stock Subscription Agreement, the Letter Agreement, the Voting Agreement and the Registration Rights Agreement are attached as exhibits to this statement.  Evidence of the authority to sign of the representative who is signing this statement on behalf of COMCOR is attached as Exhibit E.

* * * * *

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED as of March 3, 2004.

MOSKOVSKAYA TELECOMMUNIKATSIONNAYA CORPORATSIYA

By: /s/ Aram Sarkisovich Grigoryan Name: Aram Sarkisovich Grigoryan Title: General Director

/s/ Yuri Pripachkin Yuri Pripachkin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be provided with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1- Stock Subscription Agreement
Exhibit 2- Letter Agreement
Exhibit 3- Voting Agreement
Exhibit 4- Registration Rights Agreement
Exhibit 5- Authority of Signatory